# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Core University Living Real Estate Income Trust, CIK 0002119505
CUSIP: 21874U888
Title of class of securities: Class A common shares of beneficial interest, par value $0.01 per share ("Common Shares")
Address of issuer's principal executive offices: 1400 N. Kingsbury St., Chicago, Illinois (IL), 60642
Date of event which requires filing of this statement: 07/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002148277

## Reporting persons
- Coastal Horizons, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (7.61% of the class)
  Comment: This Statement on Schedule 13G (the "Schedule 13G") is being filed on behalf of (i) Coastal Horizons, LLC, a Delaware limited liability company ("Coastal Horizons"); (ii) Aimee Katz; and (iii) April Jalazo (each individually, a "Reporting Person", and collectively, the "Reporting Persons"), related to the Class A common shares of beneficial interest, par value $0.01 per share (the "Common Shares"), of Core University Living Real Estate Income Trust, a Maryland statutory trust (the "Issuer").
  
  Coastal Horizons acquired its Common Shares on July 28, 2026 pursuant to a private placement transaction with the Issuer. The Aimee New Growth Trust (for the benefit of Aimee Katz) and The April New Growth Trust (for the benefit of April Jalazo) each hold 50% of the membership interests in Coastal Horizons. Aimee Katz and April Jalazo control Katz Legacy Group, LLC, which serves as the manager of Coastal Horizons and has sole discretion over the voting and disposition of the Common Shares. Accordingly, each of Aimee Katz and April Jalazo may be deemed to beneficially own the Common Shares held by Coastal Horizons.
- Aimee Katz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (7.61% of the class)
- April Jalazo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (7.61% of the class)

## Item 1. Issuer
Name of issuer: Core University Living Real Estate Income Trust
Address of issuer's principal executive offices: 1400 N. Kingsbury St., Chicago, Illinois 60642

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(1) Coastal Horizons, LLC;
(2) Aimee Katz;
(3) April Jalazo
Address of principal business office or, if none, residence:
Coastal Horizons, LLC: 142 Akenside Road, Riverside, IL 60546
Aimee Katz: 4525 Sterling Road, Downers Grove, IL 60515-3040
April Jalazo: 646 Columbus Drive, Tierra Verde, FL 33715-2030
Citizenship:
Coastal Horizons, LLC is Delaware limited liability company.
Aimee Katz and April Jalazo are each a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Percent of class:
The information required by Items 4(a) - (c) set forth in Rows 5 through 11 of the cover page for each
Reporting Person is incorporated herein by reference for each such Reporting Person.

The percentages set forth in this Schedule 13G are based on 13,148,359 Common Shares of the Issuer outstanding, according to information provided by the Issuer as of August 3, 2026.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Coastal Horizons, LLC: /s/ John Thickens, Katz Legacy Group, LLC, Manager, John Thickens, Manager (08/04/2026)
- Aimee Katz: /s/ Aimee Katz, Aimee Katz (08/04/2026)
- April Jalazo: /s/ April Jalazo, April Jalazo (08/04/2026)
Comment: 99.1 Joint Filing Agreement